Dolgenos Newman & Cronin LLP
                         271 Madison Avenue, 12th Floor
                               New York, NY 10016

                                                                   June 7, 2006

BY EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 6010
Washington, D.C. 20549

         Attention:  Russell Mancuso
                         Branch Chief

                     Re: Avitar, Inc.
                     Registration Statement on Form SB-2/A
                     Filed May 19, 2006 and Amended June 7, 2006
                     File No. 333-134302

Gentlemen:

     On behalf of our client, Avitar, Inc. ("Avitar" or the "Company"), we attach a letter responding to the comments contained in the letter dated June 6, 2006 (the "Comment Letter") relating to the above-referenced Registration Statement on Form SB-2, filed on May 19, 2006 and amended today, File No. 333-134302.

     In addition, we sent by Fax a marked copy of pages in the Registration Statement on Form SB-2/A, filed today, showing the limited revisions from the prior Registration Statement on Form SB-2, filed on May 19, 2006. The specific revisions are (a) the cover page, (b) Item 27, Exhibits and Exhibit Index with a new Exhibit 10.17 and a revised Exhibit 5.1 and (c) the Signature pages.

     Please call the undersigned at (212) 925-2800 if you have any questions. If appropriate, we intend to furnish an acceleration request from our client, Avitar.

                                                              Sincerely,

                                                              /s/

                                                              Eugene M. Cronin

cc: (via fax) Tom Jones, Examiner

                          Dolgenos Newman & Cronin LLP
                         271 Madison Avenue, 12th Floor
                               New York, NY 10016

                                                                    June 7, 2006

BY EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 6010
Washington, D.C. 20549

         Attention:  Russell Mancuso
                         Branch Chief

                     Re: Avitar, Inc.
                     Registration Statement on Form SB-2/A
                     Filed May 19, 2006 and Amended June 7, 2006
                     File No. 333-134302
                     Letter dated June 6, 2006

Gentlemen:

     On behalf of our client, Avitar, Inc. ("Avitar" or the "Company"), we are responding to the comments contained in the letter dated June 6, 2006 (the "Comment Letter") relating to the Registration Statement on Form SB-2, filed on May 19, 2006 and amended today, File No. 333-134302, with a view toward facilitating your review of the above-referenced Registration Statement on Form SB-2/A. Our references in this letter are to the headings and comment numbers used in the Comment Letter.


Comment 1.

     In response to the Comment Letter, the Company and its officers have confirmed their understanding that, before they seek to amend or revise any terms of the notes or other instruments related to this Registration Statement, the Company will first deregister or withdraw the Registration Statement on Form SB-2/A (File No. 333-134302), as appropriate.

Selling Stockholders
Comment 2.

     The Company today filed Amendment No. 2 to the Securities Purchase Agreement dated May 4, 2006 as Exhibit 10.17 to the Registration Statement on Form SB-2/A (File No. 333-134302).


Exhibit 5.1
Comment 3.

     The Company today filed a revised opinion that refers to the correct Form SB-2/A as Exhibit 5.1 to the Registration Statement on Form SB-2/A (File No. 333-134302).

     Please call the undersigned at (212) 925-2800 if you have any questions.

                                            Sincerely,

                                            /s/EUGENE M. CRONIN

                                            Eugene M. Cronin

cc: (via fax) Tom Jones, Examiner